[USCORP LETTERHEAD]

February 13, 2008

VIA EDGAR
Mr. Mark Wojcjechowski
Staff Accountant
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	USCORP/Comments on Form 10-KSB for the Fiscal Year Ended September 30, 2007, filed January 9, 2008 (File No. 000-19061)

Dear Sir:

We are in receipt of your comment letter dated, February 5, 2008, requiring a response from us within ten (10) business days from that date. We request at this time that the Commission allow us an additional ten (10) business days to respond to its comments due to the fact that we have been working with our independent auditors to complete our Form 10-QSB for our fiscal quarter ending December 31, 2007. Accordingly, we shall submit our response to your comments on or before February 27, 2008.

Very truly yours,
USCorp.

By: /s/ Robert Dultz
Robert Dultz, Chief Executive Officer